中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

2007 ANNUAL RESULTS

The board of directors (the "Board") of China Southern Airlines Company Limited (the "Company") hereby announces the audited results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2007 together with the comparative figures for 2006:

FINANCIAL RESULTS

A. Prepared in accordance with IFRS

Consolidated Income Statement for the year ended 31 December 2007

	Note	**2007** *RMB million*	2006 *RMB million*
Operating revenue			
Traffic revenue		**53,297**	45,087
Other operating revenue		**1,205**	1,132
Total operating revenue	*3*	**54,502**	46,219
Operating expenses			
Flight operations		**29,082**	25,022
Maintenance		**4,643**	3,999
Aircraft and traffic servicing		**8,160**	7,063
Promotion and sales		**3,478**	2,811
General and administrative		**1,983**	1,941
Depreciation and amortisation		**5,554**	4,971
Others		**113**	100
Total operating expenses		**53,013**	45,907
Other income, net		**130**	333
Operating profit		**1,619**	645

	Note	2007 RMB million	2006 RMB million
Non-operating income/(expenses)			
Interest income		**73**	41
Interest expense	*4*	**(2,291)**	(2,070)
Share of associates' results		**57**	5
Share of jointly controlled entities' results		**123**	115
Gain/(loss) on derivative financial instruments, net		**90**	(19)
Exchange gain, net		**2,832**	1,492
Gain on sales of other investments in equity securities		**107**	–
Gain on disposal of subsidiary		**7**	–
Others, net		**306**	148
Total net non-operating income/(expenses)		**1,304**	(288)
Profit before taxation		**2,923**	357
Income tax expense	*5*	**(858)**	(153)
Profit for the year		**2,065**	204
Attributable to			
Equity shareholders of the Company		**1,871**	188
Minority interests		**194**	16
Profit for the year		**2,065**	204
Earnings per share			
Basic	*7*	**RMB0.43**	RMB0.04
Diluted		**RMB0.43**	RMB0.04

Consolidated Balance Sheet at 31 December 2007

	Note	2007 RMB million	2006 RMB million
Non-current assets			
Property, plant and equipment, net		**58,441**	56,335
Construction in progress		**11,385**	9,587
Lease prepayments		**556**	493
Interest in associates		**219**	149
Interest in jointly controlled entities		**873**	870
Other investments in equity securities		**168**	261
Lease deposits		**659**	782
Available-for-sale equity securities		**362**	69
Deferred tax assets		**11**	95
Other assets		**469**	260
		73,143	68,901
Current assets			
Financial assets		**2**	–
Inventories		**1,213**	1,315
Trade receivables	*8*	**1,966**	1,512
Other receivables		**1,075**	879
Prepaid expenses and other current assets		**592**	585
Amounts due from related companies		**118**	128
Cash and cash equivalents		**3,824**	2,264
		8,790	6,683
Current liabilities			
Financial liabilities		**5**	26
Bank and other loans		**24,948**	23,822
Obligations under finance leases		**2,877**	3,091
Trade payables	*9*	**1,844**	1,909
Sales in advance of carriage		**1,885**	1,436
Taxes payable		**500**	126
Amounts due to related companies		**194**	254
Accrued expenses		**7,354**	5,463
Other liabilities		**2,994**	2,736
		42,601	38,863
Net current liabilities		**(33,811)**	(32,180)
Total assets less current liabilities		**39,332**	36,721

	Note	2007 *RMB million*	2006 *RMB million*
Non-current liabilities and deferred items			
Bank and other loans		**9,074**	10,018
Obligations under finance leases		**12,858**	12,307
Provision for major overhauls		**683**	805
Provision for early retirement benefits		**230**	306
Deferred credits		**1,027**	792
Deferred tax liabilities		**748**	372
		24,620	24,600
Net assets		**14,712**	12,121
Capital and reserves			
Share capital		**4,374**	4,374
Reserves		**7,872**	5,814
Total equity attributable to equity shareholders of the Company		**12,246**	10,188
Minority interests		**2,466**	1,933
Total equity		**14,712**	12,121

Consolidated Statement of Changes in Equity for the year ended 31 December 2007

	Attributable to equity shareholders of the Company							
	Share capital *RMB million*	Share premium *RMB million*	Fair value reserves *RMB million*	Other reserves *RMB million* *(Note)*	(Accumulated losses)/ retained earnings *RMB million*	Total *RMB million*	Minority interests *RMB million*	Total equity *RMB million*
At 1 January 2006	4,374	5,325	–	603	(302)	10,000	1,936	11,936
Profit for the year	–	–	–	–	188	188	16	204
Acquisition of equity interest held by minority shareholders	–	–	–	–	–	–	(12)	(12)
Distributions to minority shareholders	–	–	–	–	–	–	(7)	(7)
At 31 December 2006	4,374	5,325	–	603	(114)	10,188	1,933	12,121
At 1 January 2007	4,374	5,325	–	603	(114)	10,188	1,933	12,121
Profit for the year	–	–	–	–	1,871	1,871	194	2,065
Capital contribution by minority shareholders	–	–	–	–	–	–	240	240
Acquisition of certain subsidiaries	–	–	–	–	–	–	80	80
Disposal of equity interest to minority shareholders	–	–	–	–	–	–	(8)	(8)
Changes in fair value of available-for-sale securities	–	–	183	–	–	183	35	218
Distributions to minority shareholders	–	–	–	–	–	–	(8)	(8)
Share of an associate's reserves movement	–	–	–	4	–	4	–	4
At 31 December 2007	4,374	5,325	183	607	1,757	12,246	2,466	14,712

Note: Other reserves represent statutory surplus reserve, discretionary surplus reserve and others.

Notes to the financial information prepared in accordance with IFRS:

1 Company background

The Company was established in the People's Republic of China (the "PRC" or "China") on 25 March 1995 as a joint stock limited company as part of the reorganisation (the "Reorganisation") of the Company's holding company, China Southern Air Holding Company ("CSAHC"). CSAHC is a state-owned enterprise under the supervision of the PRC central government.

The Company's H Shares and American Depositary Receipts ("ADR") (each ADR representing 50 H Shares) have been listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively since July 1997. In July 2003, the Company issued 1,000,000,000 A Shares which are listed on the Shanghai Stock Exchange.

2 Adoption of new and revised IFRSs

The International Accounting Standards Board (the "IASB") has issued certain new and revised IFRSs and interpretations that are first effective or available for early adoption for the current accounting period of the Group and the Company. There have been no significant changes to the accounting policies applied in the financial statements for the years presented as a result of these developments.

However, as a result of the adoption of IFRS 7, *Financial instruments: Disclosures* and the amendment to IAS 1, *Presentation of financial statements: Capital disclosures*, there have been some additional disclosures provided as follows:

- As a result of the adoption of IFRS 7, the financial statements include expanded disclosure about the significance of the Group's financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by IAS 32, *Financial instruments: Disclosure and presentation.*

- The amendment to IAS 1 introduces additional disclosure requirements to provide information about the level of capital and the Group's and the Company's objectives, policies and processes for managing capital.

Additional disclosures are provided to the Group's financial statements included in the 2007 annual report.

Both IFRS 7 and the amendment to IAS 1 do not have any material impact on the classification, recognition and measurement of the amounts recognised in the financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

3 **Turnover and segment information**

The Group is principally engaged in the provision of domestic, Hong Kong and Macau and international passenger, cargo and mail airline services.

Turnover comprised revenue from airline and airline-related business and is stated net of sales tax.

The analysis of turnover and operating profit/(loss) by geographical segment is as follows:

	Domestic *RMB million*	**Hong Kong and Macau** *RMB million*	**International*** *RMB million*	**Total** *RMB million*
2007				
Traffic revenue	**42,526**	**1,140**	**9,631**	**53,297**
Other operating revenue	**1,188**	**17**	**–**	**1,205**
Total operating revenue	**43,714**	**1,157**	**9,631**	**54,502**
Operating profit/(loss)	**2,435**	**58**	**(874)**	**1,619**
2006				
Traffic revenue	35,707	1,329	8,051	45,087
Other operating revenue	1,132	–	–	1,132
Total operating revenue	36,839	1,329	8,051	46,219
Operating profit/(loss)	1,258	4	(617)	645

* Asian market accounted for approximately 68% (2006: 64%) of the Group's total international traffic revenue for the year ended 31 December 2007. The remaining portion was mainly derived from the Group's flights to/from European, North American, Africa and Australian regions.

The major revenue-earning assets of the Group are its aircraft fleet; all are registered in the PRC. Since the Group's aircraft fleet is employed flexibly across its route network, there is no suitable basis of allocating such assets to geographic segments. Most of the Group's non-aircraft assets are located in the PRC.

4 **Interest expense**

	2007 *RMB million*	2006 *RMB million*
Interest on bank and other loans wholly repayable within five years	**1,986**	1,675
Interest on other loans	**105**	138
Finance charges on obligations under finance leases	**743**	716
Other interest expense	**15**	–
Less: borrowing costs capitalised	**(558)**	(459)
	2,291	2,070

5 **Income tax expense**

The statutory income tax rate in the PRC is 33%. Headquarter of the Company is taxed at a preferential rate of 18% (2006: 18%), and its branches are taxed at rates ranging from 15% to 33% (2006: 15% to 33%). The subsidiaries of the Group are taxed at rates ranging from 7.5% to 33% (2006: 15% to 33%).

On 16 March 2007, the Fifth Plenary Session of the Tenth National People's Congress passed the Corporate Income Tax Law of the PRC ("new tax law") which has taken effect from 1 January 2008. As a result of the new tax law, the statutory income tax rate currently adopted by the Company and its subsidiaries has changed from 33% to 25% with effect from 1 January 2008. Pursuant to the new tax law, the income tax rates of entities that previously enjoyed preferential tax rates of 15% and 18% have been revised to 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 respectively.

The deferred tax assets and liabilities as at 31 December 2007 have been remeasured for the change in applicable tax rates as a result of the new tax law.

In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for both the current and prior years.

6 **Dividend**

The Board does not recommend the payment of a dividend in respect of the year ended 31 December 2007.

No dividend was paid in respect of the year ended 31 December 2006.

7 **Earnings per share**

The calculation of basic earnings per share for the year ended 31 December 2007 is based on the profit attributable to equity shareholders of the Company of RMB1,871 million (2006: RMB188 million) and the weighted average number of shares in issue during the year of 4,374 million (2006: 4,374 million).

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for both the current and prior years.

8 **Trade receivables**

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of allowance for doubtful debts, is set out below:

	2007	2006
	RMB million	*RMB million*
Within 1 month	**1,803**	1,355
More than 1 month but less than 3 months	**144**	131
More than 3 months but less than 12 months	**18**	24
More than 12 months	**1**	2
	1,966	1,512

9 Trade payables

The following is the ageing analysis of trade payables:

	2007 *RMB million*	2006 *RMB million*
Within 1 month	**1,180**	1,125
More than 1 month but less than 3 months	**347**	448
More than 3 months but less than 6 months	**317**	336
	1,844	1,909

10 Comparative figures

The comparative figures represent figures for the year ended 31 December 2006. Certain items in these comparative figures have been reclassified to conform with the current year's presentation to facilitate comparison.

B. Prepared in accordance with the PRC Accounting Standards for Business Enterprises (2006) ("PRC GAAP")

Consolidated Income Statement for the year ended 31 December 2007

	2007 *RMB million*	2006 *RMB million* *(Note 1)*
Operating income	**55,873**	47,257
Less: Operating costs	**47,384**	40,805
Business taxes and surcharges	**1,574**	1,310
Selling and distribution expenses	**3,586**	2,958
General and administrative expenses	**1,831**	1,949
Financial (income)/expenses, net	**(456)**	632
Impairment loss	**212**	165
Add: Gain/(loss) from changes in fair value	**23**	(26)
Investment income	**373**	142
Operating profit/(loss)	**2,138**	(446)
Add: Non-operating income	**801**	854
Less: Non-operating expenses	**46**	29
Profit before income tax	**2,893**	379
Less: Income tax expenses	**854**	154
Net profit for the year	**2,039**	225
Attributable to:		
Equity shareholders of the Company	**1,852**	209
Minority shareholders	**187**	16
Net profit for the year	**2,039**	225

Consolidated Balance Sheet at 31 December 2007

	2007 RMB million	2006 RMB million (Note 1)
Assets		
Current assets		
Cash at bank and on hand	**3,824**	2,264
Financial assets held for trading	**2**	–
Accounts receivable	**1,983**	1,516
Prepayments	**592**	603
Divedends receivable	**86**	33
Other receivables	**1,090**	952
Inventories	**1,213**	1,315
Total current assets	**8,790**	6,683
Non-current assets		
Available-for-sale financial assets	**362**	69
Long-term receivables	**29**	29
Long-term equity investments	**1,285**	1,306
Investment property	**197**	206
Fixed assets	**58,204**	56,081
Construction in progress	**11,333**	9,591
Intangible assets	**854**	713
Lease deposits	**659**	782
Long-term deferred expenses	**61**	38
Deferred tax assets	**529**	679
Other non-current assets	**150**	–
Total non-current assets	**73,663**	69,494
Total assets	**82,453**	76,177
Liabilities and shareholders' equity		
Current liabilities		
Short-term loans	**21,313**	19,908
Financial liabilities held for trading	**5**	26
Accounts payable	**7,171**	6,028
Sales in advance of carriage	**1,885**	1,436
Employee benefits payable	**1,594**	954
Taxes payable	**1,197**	526
Interest payable	**483**	448
Other payables	**2,441**	2,529
Non-current liabilities due within one year	**6,512**	6,964
Total current liabilities	**42,601**	38,819

	2007 *RMB million*	2006 *RMB million* *(Note 1)*
Non-current liabilities		
Long-term loans	**9,074**	10,018
Obligations under finance leases	**12,858**	12,307
Provision for major overhauls	**683**	805
Deferred credits	**1,027**	792
Employee benefits payable due after one year	**230**	306
Deferred tax liabilities	**1,289**	983
Total non-current liabilities	**25,161**	25,211
Total liabilities	**67,762**	64,030
Shareholders' equity		
Share capital	**4,374**	4,374
Capital reserve	**6,054**	5,898
Surplus reserve	**603**	603
Retained earnings/(accumulated losses)	**1,201**	(661)
Total equity attributable to equity shareholders of the Company	**12,232**	10,214
Minority interests	**2,459**	1,933
Total equity	**14,691**	12,147
Total liabilities and shareholders' equity	**82,453**	76,177

Note:

(1) The Company adopted Accounting Standards for Business Enterprises (2006) ("ASBE") since 1 January 2007. Adjustments have been made to restate the comparative figures in accordance with ASBE No. 38 – First-time Adoption of ASBE, China Accounting Standards Bulletin No. 1 and Opinions on the Implementation of ASBE from the Professional Working Group of the China Accounting Standards Committee.

(2) The financial information set out above is derived from audited financial statements prepared in accordance with PRC GAAP which is available on the website of Shanghai Stock Exchange at http://www.sse.com.cn and the Company's website at http://www.csair.com.

C. Effects of significant differences between IFRS and PRC GAAP

(1) Effects of significant differences between PRC GAAP and IFRS on net profit are analysed as follows:

	2007 *RMB million*	2006 *RMB million* *(Note)*
Net profit attributable to equity shareholders of the Company in the financial information prepared under PRC GAAP	**1,852**	209
Adjustments:		
Losses on staff housing allocations	**(26)**	(27)
Revaluation of land use rights	**4**	4
Adjustments arising from business combinations under common control	**(6)**	–
Capitalisation of exchange difference of specific loans	**57**	–
Government grants	**1**	1
Effect of the above adjustments on taxation	**(4)**	1
Effect of the above adjustments on minority interests	**(7)**	–
Net profit attributable to equity shareholders of the Company in the financial information prepared under IFRS	**1,871**	188

(2) Effects of significant differences between PRC GAAP and IFRS on total equity are analysed as follows:

	2007 *RMB million*	2006 *RMB million* *(Note)*
Total equity attributable to equity shareholders of the Company in the financial information prepared under PRC GAAP	**12,232**	10,214
Adjustments:		
Losses on staff housing allocations	**118**	144
Revaluation of land use rights	**(150)**	(154)
Adjustments arising from business combinations under common control	**15**	–
Capitalisation of exchange difference of specific loans	**57**	–
Government grants	**(42)**	(43)
Effect of the above adjustments on taxation	**23**	27
Effect of the above adjustments on minority interests	**(7)**	–
Total equity attributable to equity shareholders of the Company in the financial information prepared under IFRS	**12,246**	10,188

Note: The Company adopted Accounting Standards for Business Enterprises (2006) ("ASBE") since 1 January 2007. Adjustments have been made to restate the comparative figures in accordance with ASBE No. 38 – First-time Adoption of ASBE, China Accounting Standards Bulletin No. 1 and Opinions on the Implementation of ASBE from the Professional Working Group of the China Accounting Standards Committee.

OPERATING DATA SUMMARY

The following table sets forth certain financial information and operating data by geographic region:

	For the year ended 31 December 2007	2006	2007 vs 2006 Increase/ (decrease) %
Traffic			
Revenue passenger kilometres (RPK) *(million)*			
– Domestic	**68,369**	58,128	**17.6**
– Hong Kong and Macau	**1,180**	1,541	**(23.4)**
– International	**12,178**	9,913	**22.8**
Total	**81,727**	69,582	**17.5**
Revenue tonne kilometres (RTK) *(million)*			
– Domestic	**7,219**	6,226	**15.9**
– Hong Kong and Macau	**115**	156	**(26.3)**
– International	**1,916**	1,689	**13.4**
Total	**9,250**	8,071	**14.6**
Passengers carried *(thousand)*			
– Domestic	**51,326**	44,225	**16.1**
– Hong Kong and Macau	**1,339**	1,545	**(13.3)**
– International	**4,238**	3,436	**23.3**
Total	**56,903**	49,206	**15.6**
Cargo and mail carried *(thousand tonnes)*			
– Domestic	**733**	674	**8.8**
– Hong Kong and Macau	**12**	16	**(25.0)**
– International	**127**	129	**(1.6)**
Total	**872**	819	**6.5**

	For the year ended 31 December		2007 vs 2006
	2007	2006	**Increase/ (decrease)**
			%
Capacity			
Available seat kilometres (ASK) *(million)*			
– Domestic	**89,452**	79,773	**12.1**
– Hong Kong and Macau	**1,881**	2,459	**(23.5)**
– International	**18,400**	14,827	**24.1**
Total	**109,733**	97,059	**13.1**
Available tonne kilometres (ATK) *(million)*			
– Domestic	**10,440**	9,311	**12.1**
– Hong Kong and Macau	**210**	289	**(27.3)**
– International	**3,558**	3,056	**16.4**
Total	**14,208**	12,656	**12.3**
Load factor			
Passenger load factor (RPK/ASK) *(%)*			
– Domestic	**76.4**	72.9	**4.8**
– Hong Kong and Macau	**62.7**	62.7	**0.0**
– International	**66.2**	66.9	**(1.0)**
Overall	**74.5**	71.7	**3.9**
Overall load factor (RTK/ATK) *(%)*			
– Domestic	**69.1**	66.9	**3.3**
– Hong Kong and Macau	**55.1**	54.0	**2.0**
– International	**53.8**	55.3	**(2.7)**
Overall	**65.1**	63.8	**2.0**
Yield			
Yield per RPK *(RMB)*			
– Domestic	**0.60**	0.59	**1.7**
– Hong Kong and Macau	**0.91**	0.80	**13.8**
– International	**0.63**	0.62	**1.6**
Overall	**0.61**	0.60	**1.7**
Yield per RTK *(RMB)*			
– Domestic	**5.89**	5.74	**2.6**
– Hong Kong and Macau	**9.91**	8.52	**16.3**
– International	**5.03**	4.77	**5.5**
Overall	**5.76**	5.59	**3.0**

	For the year ended 31 December		2007 vs 2006 Increase/ (decrease)
	2007	2006	%
Fleet			
Total number of aircraft at year end			
– Boeing	**177**	159	**11.3**
– Airbus	**119**	103	**15.5**
– McDonnell Douglas	**25**	36	**(30.6)**
– Others	**11**	11	**0.0**
Total	**332**	309	**7.4**
Overall utilisation rate *(hours per day)*			
– Boeing	**9.87**	10.02	**(1.5)**
– Airbus	**9.21**	9.26	**(0.5)**
– McDonnell Douglas	**7.93**	8.40	**(5.6)**
Overall	**9.41**	9.54	**(1.4)**
Cost			
– Operating cost per ASK *(RMB)*	**0.48**	0.47	**2.1**
– Operating cost per ATK *(RMB)*	**3.73**	3.63	**2.8**

BUSINESS OVERVIEW

During the reporting period, the booming domestic aviation market directly led to the rapid development momentum of the air transportation business. The exchange rate of Renminbi against major currencies such as the US dollar continued to appreciate. Under the precondition of ensuring flight safety, the Group continued to improve its corporate governance and business model. However, due to fierce competition in the industry and skyrocketing fuel prices, the Group was faced with comparatively significant cost pressures. The Group dealt with such pressures resulting from high fuel prices by optimizing the structure of flight routes and the composition of fleet, increasing its overall revenue, taking a series of fuel-saving measures and utilizing financial derivatives. In order to cope with the soaring jet fuel prices, the Group continued to reinforce financial budget management and cost control. It also improved the performance-assessment-by-objective mechanism geared towards operating efficiency of the flight routes network. All of these helped to realize a satisfactory improvement in operating standards and results benchmarks of the Company.

After determining the strategy of developing Guangzhou and Beijing into its twin hubs, the Group continuously strengthened the development of the flight routes networks of Guangzhou and Beijing. In 2007, the Group opened certain new domestic and international routes and fully capitalized on the advantage of the scale of its flight routes network by increasing flight frequency and adjusting flight schedules. It also concentrated on developing its transit business to increase the coverage of its domestic routes, and further optimized flight routes structure and flight schedule resources.

After joining SkyTeam Alliance, the Group has established a network reaching 841 destinations globally, connecting 162 countries and regions and covering major cities around the world. The Group and the other members of SkyTeam Alliance have formed a relationship of cooperation in purchasing, sales and internet operations, code sharing, complementary routes and joint-routes revenue sharing.

The National Development and Reform Commission and the Civil Aviation Administration of China issued a notice in relation to the fuel surcharge for domestic routes, pursuant to which, effective from 5 November 2007, the surcharge was changed from the existing RMB50 to RMB60 per passenger for routes shorter than or equal to 800 km, and from RMB80 to RMB100 per passenger for routes longer than 800 km. The increases of the fuel surcharges alleviated to a certain extent the jet fuel cost pressures upon the Group.

The Group enhanced its fuel efficiency through upgrading its fleet. Through a close monitoring of the functioning of its aircraft, an improvement in flight planning efficiency, and a full implementation of the RVSM operations, the Group reduced the consumption of fuels, the emissions of carbon dioxide and noise pollution, thereby contributing to environmental protection.

The Group enhanced its capabilities in technology innovation through self-developed and co-developed researches, thereby building core technologies with self-developed patents and increasing its competitiveness. Further leveraging this, the Group has cultivated a culture of technology innovation within the Group which has strengthened the internal impetus for self innovation. The distant obstacle detecting system for aircraft of the Group has won a national patent. The function of the Machinery and Equipment (M&E) System of the Group has reached leading international standards. For its excellent performance in the development of information technology, the Group received the "Best E-Commerce" and the "Best Team Building" awards from the National Information Evaluation Center in 2007. In 2007, the Group was ranked among the top 10 of the iPower500 of Computerized Chinese Enterprises. It has been ranked among the iPower500 of Computerized Chinese Enterprises for three consecutive years.

FINANCIAL PERFORMANCE

The profit attributable to equity shareholders of the Company increased by 895.2% from RMB188 million in 2006 to RMB1,871 million in 2007. The scale of operations increased as a result of steady growth in China's economy and strong demand for air transportation. The Group's operating revenue increased by RMB8,283 million or 17.9% from RMB46,219 million in 2006 to RMB54,502 million in 2007. Passenger load factor increased by 2.8 percentage point, from 71.7% in 2006 to 74.5% in 2007. Passenger yield (in passenger revenue per RPK) increased by 1.7% to RMB0.61. Average yield (in traffic revenue per RTK) increased by 3.0% from RMB5.59 in 2006 to RMB5.76 in 2007. Operating expenses increased by RMB7,106 million or 15.5% from RMB45,907 million in 2006 to RMB53,013 million in 2007. As a result of improved passenger load factor and average yield, operating profit was increased by RMB974 million, from RMB645 million in 2006 to RMB1,619 million in 2007. The Group's net non-operating income was RMB1,304 million as compared to net non-operating expenses of RMB288 million in 2006. The improvement in non-operating result was mainly attributable to the net effect of increase in exchange gain of RMB1,340 million, increase in fuel derivatives profit of RMB109 million, increase in share of results of associates and jointly controlled entities of RMB60 million and increase in interest expense of RMB221 million.

OPERATING REVENUE

Substantially all of the Group's operating revenue is attributable to airline and airline related operations. Traffic revenue accounted for 97.8% and 97.6% of total operating revenue in 2007 and 2006 respectively. Passenger revenue and, cargo and mail revenue accounted for 93.1% and 6.9% respectively of total traffic revenue in 2007. The other operating revenue is mainly derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and air catering services.

The increase in operating revenue was primarily due to a 19.4% rise in passenger revenue from RMB41,549 million in 2006 to RMB49,600 million in 2007 resulting from increased traffic volume. The total number of passengers carried increased by 15.6% to 56.90 million passengers in 2007. RPKs increased by 17.5% from 69,582 million in 2006 to 81,727 million in 2007, primarily as a result of the increase in number of passengers carried. Passenger yield increased by RMB0.01.

Domestic passenger revenue, which accounted for 82.3% of the total passenger revenue in 2007, increased by 19.4% from RMB34,174 million in 2006 to RMB40,818 million in 2007. Domestic passenger traffic in RPKs increased by 17.6%, mainly due to an increase in number of passengers carried. Domestic passenger yield increased from RMB0.59 in 2006 to RMB0.60 in 2007.

Hong Kong and Macau passenger revenue, which accounted for 2.2% of total passenger revenue, decreased by 12.7% from RMB1,230 million in 2006 to RMB1,074 million in 2007. For Hong Kong and Macau flights, passenger traffic in RPKs decreased by 23.4%, while passenger capacity in ASKs decreased by 23.5%, resulting in the passenger load factor of 62.7%, which is unchanged from 2006. Passenger yield increased from RMB0.80 in 2006 to RMB0.91 in 2007 mainly caused by the decrease of long distance routes such as Hong Kong – Beijing. Generally, long distance routes have a lower yield than short distance ones.

International passenger revenue, which accounted for 15.5% of total passenger revenue, increased by 25.4% from RMB6,145 million in 2006 to RMB7,708 million in 2007. For international flights, passenger traffic in RPKs increased by 22.8%, while passenger capacity in ASKs increased by 24.1%, resulting in decrease of a 0.7 percentage point in passenger load factor from 2006. Passenger yield increased by 1.6% from RMB0.62 in 2006 to RMB0.63 in 2007 mainly resulted from the continued growth of demand for international flights in the PRC.

Cargo and mail revenue, which accounted for 6.9% of the Group's total traffic revenue and 6.8% of total operating revenue, increased by 4.5% from RMB3,538 million in 2006 to RMB3,697 million in 2007. The increase was attributable to the increasing traffic demand.

Other operating revenue increased by 6.4% from RMB1,132 million in 2006 to RMB1,205 million in 2007. The increase was primarily due to the general growth in income from various auxiliary operations.

OPERATING EXPENSES

Total operating expenses in 2007 amounted to RMB53,013 million, representing an increase of 15.5% or RMB7,106 million over 2006, primarily due to the total effect of increases in jet fuel costs, operating lease charges of aircraft, servicing expenses and maintenance expenses. Total operating expenses as a percentage of total operating revenue decreased from 99.3% in 2006 to 97.3% in 2007.

Flight operations expenses, which accounted for 54.9% of total operating expenses, increased by 16.2% from RMB25,022 million in 2006 to RMB29,082 million in 2007, primarily as a result of increases in jet fuel costs, operating lease charges of aircraft, catering expenses, and CAAC Infrastructure Development Fund Contributions. Jet fuel costs, which accounted for 63.0% of flight operations expenses, increased by 13.1% from RMB16,193 million in 2006 to RMB18,316 million in 2007 mainly as a result of increased fuel prices and fuel consumption. Operating lease charges of aircraft increased by 23.4% from RMB3,027 million in 2006 to RMB3,735 million in 2007 primarily due to the additional rental payments for new aircraft under operating leases. Catering expenses increased by 15.4% from RMB1,170 million in 2006 to RMB1,350 million in 2007 due to the increase in number of passengers carried. CAAC Infrastructure Development Fund Contributions increased by 10.9% from RMB1,127 million in 2006 to RMB1,250 million in 2007.

Maintenance expenses which accounted for 8.8% of total operating expenses, increased by 16.1% from RMB3,999 million in 2006 to RMB4,643 million in 2007. The increase was mainly due to fleet expansion in recent years.

Aircraft and traffic servicing expenses, which accounted for 15.4% of total operating expenses, increased by 15.5% from RMB7,063 million in 2006 to RMB8,160 million in 2007. The increase primarily resulted from a 12.9% rise in landing and navigation fees from RMB5,343 million in 2006 to RMB6,030 million in 2007, due to an increase in number of landing and takeoffs.

Promotional and sales expenses, which accounted for 6.6% of total operating expenses, increased by 23.7% from RMB2,811 million in 2006 to RMB3,478 million in 2007.

General and administrative expenses, which accounted for 3.7% of the total operating expenses, increased by 2.2% from RMB1,941 million in 2006 to RMB1,983 million in 2007.

Depreciation and amortisation, which accounted for 10.5% of total operating expenses, increased by 11.7% from RMB4,971 million in 2006 to RMB5,554 million in 2007, mainly resulting from the additional depreciation charge on aircraft delivered in 2006 and 2007.

OTHER INCOME, NET

Net gain on disposal of property, plant and equipment decreased by 61.0% from RMB333 million in 2006 to RMB130 million in 2007. The gain in 2007 was mainly due to the disposal of 11 MD82 aircraft to certain independent third parties.

OPERATING PROFIT

The operating profit increased by 151.0%, from RMB645 million in 2006 to RMB1,619 million in 2007. This was mainly because operating revenue increased by RMB8,283 million or 17.9% in 2007 while operating expenses increased by RMB7,106 million or 15.5% in the same period.

NON-OPERATING INCOME/(EXPENSES)

Interest expense increased by 10.7% from RMB2,070 million in 2006 to RMB2,291 million in 2007, mainly due to the increase in loans and obligations under finance leases. Interest income increased by 78.0% from RMB41 million in 2006 to RMB73 million in 2007, mainly attributable to the increase in average bank deposits balances during 2007.

Net exchange gain increased by 89.8% from RMB1,492 million in 2006 to RMB2,832 million in 2007, mainly resulted from Renminbi appreciation during 2007. Such amount mainly represented unrealised translation gain on retranslation of foreign currency denominated liabilities at year end.

TAXATION

Income tax expenses increased by 460.8% from RMB153 million in 2006 to RMB858 million in 2007. This was mainly attributable to the improved financial performance of the Group and the effect of new tax law on deferred tax.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December 2007, the Group's net current liabilities exceeded its current assets by RMB33,811 million. For the year ended 31 December 2007, the Group recorded a net cash inflow from operating activities of RMB6,869 million, a net cash outflow from investing activities of RMB4,844 million and a net cash outflow from financing activities of RMB465 million and an increase in cash and cash equivalents of RMB1,560 million.

In 2008 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations and obtain short term bank loans to meet its debt obligations as they fall due, and on its ability to obtain adequate external finance to meet its committed future capital expenditures. The Group has obtained firm commitments from its principal bankers to refinance its short-term bank loans outstanding at 31 December 2007 when they fall due during 2008. Subsequent to 31 December 2007 through 31 March 2008, the Group refinanced short-term loans outstanding of RMB3,179 million. The directors of the Company believe that sufficient financing will be available to the Group.

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2008. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

As at 31 December 2007, the Group's borrowings totalled RMB49,757 million, representing an increase of RMB519 million from RMB49,238 million at 31 December 2006 which included borrowings of fixed interest rates amounted to RMB9,446 million (2006: RMB17,261 million). Such borrowings were denominated, to a larger extent, in US dollar and, to a smaller extent, in Japanese Yen, Renminbi and Hong Kong dollars. Of such borrowings, RMB27,825 million, RMB4,575 million, RMB3,296 million, RMB2,922 million and RMB11,139 million will be repayable in 2008, 2009, 2010, 2011, 2012 and thereafter respectively. As at 31 December 2007, cash and cash equivalents of the Group totalling RMB3,824 million, of which 14.3% were denominated in foreign currencies, increased by 68.9% from RMB2,264 million at 31 December 2006.

Net debts (aggregate of bank and other loans, obligations under finance leases, trade payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents) decreased by 2.4% to RMB60,204 million at 31 December 2007.

As at 31 December 2007, total equity attributable to equity shareholders of the Company amounted to RMB12,246 million, representing an increase of RMB2,058 million from RMB10,188 million at 31 December 2006. Total equity at 31 December 2007 amounted to RMB14,712 million (2006: RMB12,121 million).

Ratio of net debt to total equity of the Group at 31 December 2007 was 4.1 times, as compared to 4.8 times at 31 December 2006.

FINANCIAL RISK MANAGEMENT POLICY

Foreign currency risk

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People's Bank of China ("PBOC") or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group's lease obligations and bank and other loans are denominated in foreign currencies, principally US dollars and Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised banks.

The Group also has exposure to foreign currency risk in respect of net cash inflow denominated in Japanese Yen from ticket sales in overseas branch office after payment of expenses. The Group entered into certain foreign exchange forward option contracts to manage this foreign currency risk.

The exchange rate of Renminbi to US dollar was set by the PBOC and had fluctuated within a narrow band prior to 21 July 2005. Since then, a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies has been used and US dollar exchange rate has gradually declined against the Renminbi.

Jet fuel price risk

The Group allows for the judicious use of approved derivative instruments such as swaps and options with approved counter-parties and within approved limits to manage the risk of surge of jet fuel price. In addition, counter-party credit risk is generally restricted to any gains on changes in fair value at any time, and not the principal amount of the instrument. Therefore, the possibility of material loss arising in the event of non-performance by counter-party is considered to be unlikely.

CHARGE ON ASSETS

As at 31 December 2007, certain aircraft of the Group with an aggregate carrying value of approximately RMB32,976 million (2006: RMB30,075 million) were mortgaged under certain loan and lease agreements.

COMMITMENTS AND CONTINGENCIES

Commitments

As at 31 December 2007, the Group had capital commitments of approximately RMB91,200 million. Of such amounts, RMB88,742 million related to the acquisition of aircraft and related flight equipment and RMB2,458 million for other projects.

As at 31 December 2007, capital commitments of jointly controlled entities shared by the Group amounted to RMB33 million.

As at 31 December 2007, the Group was committed to make capital contributions to a subsidiary amounted to approximately RMB133 million.

Contingent Liabilities

(1) The Group leases from CSAHC certain land in Guangzhou and certain land and buildings in Wuhan, Haikou and Zhengzhou cities. The Group has a significant investment in buildings and other leasehold improvements located on such land. However, such land in Guangzhou and such land and buildings in Wuhan, Haikou and Zhengzhou lack adequate documentation evidencing CSAHC's rights thereto.

    Pursuant to an indemnification agreement dated 22 May 1997, CSAHC has agreed to indemnify the Group against any loss or damage caused by any challenge or interference with the Group's use of any of its land and buildings.

(2) A writ of summons was issued on 30 May 2007 by certain sales agents in Taiwan (the "plaintiffs") against the Company for the alleged breach of certain terms and conditions of a cooperative agreement (the "cooperative agreement"). The plaintiffs have made a claim against the Company or a total sum of approximately HKD107 million in respect of the alleged non-payment of sales commission on air tickets sold in Taiwan, annual bonus and interest on late payment during the period from 1 September 2004 to 31 August 2006. The plaintiffs have also claimed against the Company for an unspecified compensation for early termination of the cooperative agreement.

The directors consider that given the nature of the claims and the preliminary status of the proceedings, it is not possible to estimate the eventual outcome of the claims, with reasonable certainty at this stage. However, the directors are of the opinion that the claims are without merit and have instructed its legal advisor to defend the claims vigorously. The directors consider that the outstanding claim should have no material adverse effect on the financial position of the Group.

(3) During the year, the Company entered into agreements with certain banks and its pilot trainees to provide guarantees on personal bank loans amounting to RMB90,858,000 to be granted to its pilot trainees to finance their respective flight training expenses. As at 31 December 2007, none of the personal bank loans were drawn down from the banks.

SHARE CAPITAL STRUCTURE

Change in Share Capital

There was no change in the share capital of the Company for the year ended 31 December 2007.

Share Capital Structure

Type of shares	**Number of shares**	**Approximate percentage of total share capital** *(%)*
1. Unlisted shares		
State-owned shares	2,200,000,000	50.30
2. Listed shares		
1. Overseas listed ordinary shares (H Shares)	1,174,178,000	26.84
2. Domestic listed ordinary shares (A Shares)	1,000,000,000	22.86
Total share capital	4,374,178,000	100.00

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2007, to the knowledge of the directors (the "Directors") and supervisors (the "Supervisors") of the Company, the interests and short positions of the following persons other than the Directors or Supervisors in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO") or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

Name of shareholders	Type of shareholding	Type of shares	Number of shares held	% of the total issued H shares of the Company	% of the total issued A shares of the Company	% of the total issued share capital of the Company	Short position
CSAHC	Direct holding	State-owned shares	2,200,000,000	–	68.75%	50.30%	–
HKSCC Nominees Limited	Direct holding	H Shares	1,162,245,698	98.98%	–	26.57%	–

Details of the interests of the Company's substantial shareholder(s) as at 31 December 2007 will be set forth in the 2007 annual report of the Company.

PARTICULARS OF SHAREHOLDERS

The total number of shareholders of the Company as at 31 December 2007 was 119,678, of whom 118,724 were shareholders of A Shares and 954 were shareholders of H Shares.

Particulars of shareholdings of the Company's ten largest shareholders as at 31 December 2007 are as follows:

Shareholdings of ten largest shareholders

Name of shareholders	Nature of shareholders	Percentage *(%)*	Total number of shares	Pledged or frozen shares
CSAHC	State-owned shares holder	50.3	2,200,000,000	Unknown
HKSCC Nominees Limited	H shares holder	26.57	1,162,245,698	Unknown
Rongtong New Blue Chip Securities Investment Fund	A shares holder	1.95	85,121,703	Unknown

Name of shareholders	Nature of shareholders	Percentage (%)	Total number of shares	Pledged or frozen shares
The Industrial and Commercial Bank of China – Rongtong Motivation Pioneer Stock Securities Investment Fund	A shares holder	0.72	31,379,382	Unknown
China Construction Bank – Huabo Xinyeh Sector Selective Stock Securities Investment Fund	A shares holder	0.69	30,000,000	Unknown
State Social Security Fund 108 Combination	A shares holder	0.62	27,000,000	Unknown
China Construction Bank – Huaxia Youshi Growth Stock Securities Investment Fund	A shares holder	0.59	25,939,664	Unknown
The Industrial and Commercial Bank of China – Rongtong Blue Chip Growth Securities Investment Fund	A shares holder	0.51	22,454,790	Unknown
China Construction Bank – Boshi Value Growth No. 2 Securities Investment Fund	A shares holder	0.50	21,999,914	Unknown
Shanghai Pudong Development Bank – Changxin Trending Equity Stock Securities Investment Fund	A shares holder	0.48	20,999,963	Unknown

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company during the year ended 31 December 2007.

PRE-EMPTIVE RIGHTS

None of the articles of association of the Company provides for any pre-emptive rights requiring the Company to offer new shares to existing shareholders in proportion to their existing shareholdings.

AUDIT COMMITTEE

The annual results of the Company have been reviewed and confirmed by the audit committee of the Company.

THE MODEL CODE

Having made specific enquiries with all the Directors, the Directors have for the year ended 31 December 2007 complied with the Model Code ("Model Code") for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The Company has not adopted a code of conduct less stringent than the Model Code regarding securities transactions of the Directors.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE GOVERNANCE PRACTICES

In the opinion of the Board, the Group has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2007.

DIRECTORS AND SUPERVISORS

The Directors and Supervisors during the year are set out as follows:

Name	Position	Gender	Age
Liu Shao Yong	Chairman of the Board	Male	50
Li Wen Xin	Director	Male	58
Wang Quan Hua	Director	Male	54
Zhao Liu An	Director	Male	60
Si Xian Min	Director, President	Male	51
Tan Wan Geng	Director, Executive Vice President	Male	44
Xu Jie Bo	Director, Executive Vice President, Chief Financial Officer	Male	43
Chen Zhen You	Director	Male	56
Peter Lok (retired on 28 June 2007)	Independent Non-executive Director	Male	71
Wei Ming Hai (retired on 28 June 2007)	Independent Non-executive Director	Male	43
Wang Zhi	Independent Non-executive Director	Male	66
Sui Guang Jun	Independent Non-executive Director	Male	47
Gong Hua Zhang (appointed on 28 June 2007)	Independent Non-executive Director	Male	62
Lam Kwong Yu (appointed on 28 June 2007)	Independent Non-executive Director	Male	64
Sun Xiao Yi	Chairman of the Supervisory Committee	Male	54
Yang Guang Hua	Supervisor	Male	55
Yang Yi Hua	Supervisor	Female	48
Liang Zhong Gao	Supervisor	Male	52
Liu Biao (resigned on 18 January 2008)	Supervisor	Male	42

I. On 28 June 2007, the annual general meeting for the year 2006 of the Company reviewed and approved:

(1) the appointment of Mr. Liu Shao Yong, Mr. Li Wen Xin, Mr. Wang Quan Hua, Mr. Zhao Liu An, Mr. Si Xian Min, Mr. Tan Wan Geng, Mr. Xu Jie Bo, and Mr. Chen Zhen You as Directors, and Mr. Wang Zhi, Mr. Sui Guang Jun, Mr. Gong Hua Zhang and Mr. Lam Kwong Yu as Independent non-executive Directors of the fifth session of the Board.

(2) the resignation of Mr. Wei Ming Hai and Mr. Peter Lok as the Company's Independent non-executive Directors of the Board according to relative regulations, due to their acting as the Company's Independent non-executive Directors of the Board for six consecutive years.

(3) the appointment of Mr. Sun Xiao Yi, Mr. Yang Guang Hua, Ms. Yang Yi Hua, Mr. Liang Zhong Gao and Mr. Liu Biao as the Supervisors of the fifth session of the Supervisory Committee.

Except that Mr. Liu Biao has officially resigned as a Supervisor in the general meeting held on 18 January 2008, since 1 January 2008 and up to the date of this announcement, there has been no change to the Directors and Supervisors.

INTERESTS AND SHORT POSITIONS OF DIRECTORS AND SUPERVISORS IN THE COMPANY AND ASSOCIATED CORPORATIONS

As at 31 December 2007, none of the Directors or Supervisors had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which are taken or deemed to have by such Directors and Supervisors under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

SERVICE CONTRACTS OF THE DIRECTORS AND SUPERVISORS

All Directors and Supervisors have entered into service contracts with the Company for a term of three years commencing from 28 June 2007. Except for such service contracts, none of the Directors or Supervisors has entered or proposed to enter into any service contracts with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

During the year ended 31 December 2007, none of the Directors or Supervisors had a material interest in any contract of significance to which the Company or any of its subsidiaries was a party.

2008 OUTLOOK

In 2008, under the circumstances of a sound development of China's economy, a continuous extension of the consumption chain, a rapid development of the domestic tourism industry and the upcoming Beijing Olympics, the Chinese aviation industry will continue to boom and the demand in the domestic aviation market will maintain a robust growth momentum. However, the profitability of the industry will be subject to enormous pressures as a result of the sub-prime crisis in the US, the slowing down of the world economy, the contractionary credit policies of the PBOC, fierce competition in the aviation industry and the rise of fuel prices. The Group will persevere with the strategic transformation of the Group and continue to do the following:

1. Strengthening safety management and the supervision of flight safety; performing corporate social responsibilities to build a harmonious society.

2. Deepening the development of the hubs network, the sales and marketing network and the service assurance network so as to build sustained profitability and core competitiveness; focusing on cultivating innovation and competence of staff members to strengthen the "software" capabilities of the Group.

3. Expanding the passenger transport market by enhancing sales and marketing capabilities, improving the management system and the business model; seeking cooperation with international airlines to establish an internationally-renowned brand and to increase our market network.

4. Implementing scientific management and stringent cost control measures; increasing the investment in technology to upgrade our computerized management system.

PUBLICATION OF ANNUAL REPORT ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE

The 2007 annual report will be published on the website of the Stock Exchange in due course.

The financial results set out above do not constitute the Company's audited financial statements for the year ended 31 December 2007 but are derived from those financial statements. Audited financial statements for the year ended 31 December 2007, which contain an unqualified auditor's report, will be despatched to the shareholders as well as made available on the Company's website at http://www.csair.com.

By Order of the Board
Liu Shao Yong
Chairman of the Board

Guangzhou, the People's Republic of China
18 April 2008

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin,Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.